

Mail Stop 3720

August 23, 2006

Via International Mail and Fax (212-833-5215)
Mr. Nobuyuki Oneda
Executive Vice President and Chief Financial Officer
Sony Corporation
7-35 Kitashinagawa 6-Chome
Shinagawa-Ku
Tokyo 141-0001, Japan

> **RE:** **Sony Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2005**
> **Filed June 23, 2005**
> **File No. 1-6439**

Dear Mr. Oneda:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: William Gorin via fax (212-255-2000)
Nicole Seligman via fax (212-833-5215)